Exhibit F

May 3, 2023

Board of Directors of Green Plains Holdings LLC

1811 Aksarben Drive

Omaha, Nebraska 68106

Re:	Proposal to Acquire All Outstanding Publicly Held Common Units Representing Limited Partner Interests in Green Plains Partners LP

Dear Members of the Board of Directors:

On behalf of Green Plains Inc. (“GPRE,” or “us”), I am pleased to submit to you this non-binding, preliminary proposal for GPRE to acquire all of the outstanding common units representing limited partner interests (“GPP common units”) in Green Plains Partners LP (“GPP”) not already owned by GPRE and its affiliates pursuant to a stock-for-unit exchange that would result in GPP becoming a direct, wholly owned subsidiary of GPRE (the “Transaction”). GPRE proposes to effect the Transaction at a fixed exchange ratio of 0.3913 shares of GPRE common stock for each outstanding publicly held GPP common unit, which represents a value of $13.08 per GPP common unit based on the closing price of GPRE common stock and GPP common units as of May 3, 2023.

GPRE strongly believes that this proposal fully reflects the long-term value proposition of GPP and that a combination of our companies is in the best interests of all stakeholders for the following reasons, among others:

1.	Simplified Structure and Cost Savings. The Transaction is expected to simplify GPRE’s corporate structure and governance, generate near-term earnings and cash flow accretion, reduce SG&A expense associated with operating GPP as a separate, standalone public company, and align strategic interests between GPP’s unitholders and GPRE’s stockholders by creating a single, unified public company with full ownership and control of GPRE’s total platform, including terminal operations.

2.	Challenged MLP Market. The market for master limited partnerships (“MLPs”) has experienced substantial transition since GPP’s initial public offering. MLPs across all sectors, and particularly MLPs with a smaller market capitalization, continue to struggle to attract new public investors and have limited access to liquidity through debt and equity capital markets.

3.	Diversified Investment and Improved Trading Liquidity. The Transaction will offer GPP unitholders the ability to retain an investment in a larger, more diversified company, with greater trading liquidity and access to capital.

4.	Enhanced Governance Rights. GPP’s unitholders are expected to benefit from enhanced governance rights through participation in a traditional C-Corp governance structure.

This proposal has the strong support of GPRE’s board of directors, which has authorized us to deliver this proposal and to negotiate the terms and conditions of the Transaction with you. We anticipate that you will delegate to the conflicts committee of the board of directors of GPP’s general partner (the “Conflicts Committee”) the authority to evaluate this proposal and the terms of the Transaction. In anticipation of that delegation, we wish to advise you that we are interested in acquiring only the GPP common units and are not interested in selling any of our equity interests in GPP or pursuing other strategic opportunities involving GPP.

We would appreciate the opportunity to present this proposal, as well as certain related financial and other information, in more detail to the Conflicts Committee and its advisors once they have been engaged. GPRE is prepared to commit management and external advisors to move forward with a Transaction on an expedited basis.

This proposal is non-binding, does not constitute an offer subject to binding acceptance, constitutes only a statement of intentions and does not contain all matters upon which a definitive agreement must be reached for the Transaction to be consummated. No agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as a mutually satisfactory definitive agreement for the Transaction is executed. GPRE reserves the right to withdraw this proposal at any time, for any reason, at GPRE’s sole discretion.

We expect to make appropriate amendments to GPRE’s Schedule 13D, as required under applicable securities laws, disclosing this proposal promptly upon delivery.

We look forward to working with the Conflicts Committee and its advisors toward a mutually beneficial Transaction.

Sincerely,

Todd A. Becker
President and Chief Executive Officer